NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES REPORTS STRONG

FIRST QUARTER 2013 RESULTS

All dollar references are in U.S. dollars unless noted otherwise.

NEW YORK, April 26, 2013 – Brookfield Office Properties Inc. (BPO: NYSE, TSX) today announced its financial results for the quarter ended March 31, 2013. The financial results are based on International Financial Reporting Standards (“IFRS”) unless otherwise noted.

	Three Months Ended
(US Millions, except per share amounts)	3/31/13	3/31/12
Funds from operations [1]	$189	$154
Net income attributable to common shareholders	275	352
Commercial property net operating income [1]	349	312
Fair value gains	171	293

Per common share - diluted
Net income	$0.48	$0.62
Funds from operations [1]	0.33	0.27

1 Non-IFRS measure. See definition under “Basis of Presentation”

Funds from operations (“FFO”) was $189 million or $0.33 per diluted common share for the quarter ended March 31, 2013, compared with $154 million or $0.27 per diluted common share during the same period in 2012. The current quarter FFO includes an investment gain of $22 million or $0.04 per diluted common share.

Net income attributable to common shareholders in the first quarter of 2013 was $275 million or $0.48 per diluted share, compared with $352 million or $0.62 per diluted share in the first quarter of 2012.

Commercial property net operating income for the first quarter of 2013 increased to $349 million, compared with $312 million in the first quarter of 2012. Same property net operating income during the first quarter of 2013 increased by 2.0% compared with the same period in the prior year.

Common equity per share at March 31, 2013 increased to $20.08 from $19.80 as at December 31, 2012, and total return of $0.62 per diluted share represented a 3% return on opening common equity per share.

OUTLOOK

“The first quarter of 2013 marked a new phase of growth for Brookfield Office Properties as we advanced two major developments in our largest markets: Manhattan West in New York and the second phase of Bay Adelaide Centre in Toronto,” stated Dennis Friedrich, chief executive officer of Brookfield Office Properties. “The quarter also saw tenants beginning to transact with more confidence, which is exemplified by our strong leasing results.”

HIGHLIGHTS OF THE FIRST QUARTER

Leased 1.3 million square feet of space during the quarter at an average net rent of $33.43 per square foot, representing a 17% increase over expiring net rents in the period. The portfolio occupancy rate finished the quarter at 92.1%.

Leasing highlights from the first quarter include:

Calgary – 282,000 square feet

•	A 12-year new lease with Canadian Natural Resources for 181,000 square feet at Bankers Hall
•	A four-year renewal with PwC Management Services for 95,000 square feet at Suncor Energy Centre

Toronto – 245,000 square feet

•	An 11-year new lease with Zurich Insurance for 89,000 square feet at First Canadian Place
•	A two-year new lease with Osler, Hoskin & Harcourt for 61,000 square feet at First Canadian Place

New York – 228,000 square feet

•	A 16-year new lease GFK US Holdings for 75,000 square feet at 200 Liberty St.
•	A 16-year new lease with Regus for 55,000 square feet 200 Vesey St.

Denver – 75,000 square feet

•	An 11-year new lease with Halcon Resources for 44,000 square feet at 1801 California St.
•	An 11-year new lease with Newalta Environmental Services for 22,000 square feet at 1801 California St.

Renewed 546,000-square-foot lease with TSA at 601 & 701 South 12th St. in Arlington, Virginia, subsequent to the first quarter. The lease, which was originally set to expire in 2014, has been extended by four years to 2018.

Signed second lease at Bay Adelaide Centre East development, bringing pre-leasing level to 60%. The law firm of Borden Ladner Gervais LLP will occupy 165,000 square feet at the new Toronto tower, joining anchor tenant Deloitte.

Announced first round of new retailers for the redeveloped Brookfield Place New York. Eight restaurants, three high-end apparel retailers and an operator for the European-style marketplace have signed leases to operate in the complex, which is currently undergoing a $250-million renovation.

Completed property-level financings totaling more than $950 million, netting proceeds of approximately $284 million. The company financed and refinanced $272 million of debt in the United States at an average rate of 4.05% with an average term of five years; $512 million in Canada at an average rate of 3.24% with an average term of seven years; and $171 million in Australia at an average rate of 4.9% with an average term of three years.

Entered into merger agreement to acquire MPG Office Trust, subsequent to the first quarter. Details of this announcement are available in the Brookfield Office Properties press release dated April 25, 2013.

* * *

Dividend Declaration

The Board of Directors of Brookfield Office Properties declared a quarterly common share dividend of $0.14 per share payable on June 28, 2013 to shareholders of record at the close of business on May 31, 2013. Shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the record date, unless they elect otherwise. Common shareholders have the option to participate in the company’s Dividend Reinvestment Program, in which all or a portion of cash dividends can be automatically reinvested in common shares. The quarterly dividends payable for the Class AAA Series G, H, J, K, L, N, P, R and T preferred shares were also declared payable on June 28, 2013 to shareholders of record at the close of business on June 14, 2013.

Basis of Presentation

This press release and accompanying financial information make reference to commercial property net operating income, funds from operations (on a total and per share basis), total return (on a total and per share basis) and common equity per share. Commercial property net operating income, funds from operations, total return and common equity per share do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. We define commercial property net operating income as revenue from commercial property operations less direct commercial property expense. Our definition of funds from operations includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO such as the exclusion of gains (or losses) from the sale of real estate property, the add back of any depreciation and amortization related to real estate assets and the adjustment to reflect our interest in unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as a result of our structure as a corporation as opposed to a real estate investment trust (“REIT”). Total return represents the amount by which we increase the value of our common equity through funds from operations and the increase or decrease in value of our investment properties over a period of time. Common equity per share represents the book value of our common equity, adjusted for proceeds from the assumed exercise of all options outstanding, divided by total common shares outstanding, including potential common shares from the exercise of all options. In calculating common equity per share on a pre-tax basis, we adjust the book value of our common equity by adding back our net deferred tax liabilities.

Commercial property net operating income is an important measure that we use to assess operating performance and funds from operations is a widely used measure in analyzing the performance of real estate. We provide the components of commercial property net operating income and a reconciliation of net income attributable to common shareholders to funds from operations with the financial information accompanying this press release. We reconcile funds from operations to net income attributable to common shareholders rather than cash flow from operating activities as we believe net income attributable to common shareholders is the most comparable measure. When calculating diluted funds from operations, total return and common equity per share in this press release, we exclude the effects of settling our capital securities through the issuance of common shares as our past practice has been to redeem our capital securities for cash rather than convert to common shares and our intention is to continue with this practice. This diluted calculation is not in accordance with IFRS. Diluted net income per share attributable to common shareholders is calculated in accordance with IFRS.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Conference Call

Analysts, investors and other interested parties are invited to participate in the company’s live conference call reviewing 2013 first quarter results on Friday, April 26, 2013 at 11:00 a.m. eastern time. Scheduled speakers are Dennis Friedrich, chief executive officer, and Bryan Davis, chief financial officer. Management’s presentation will be followed by a question and answer period.

To participate in the conference call, please dial 888.215.6853, pass code 1364739, five minutes prior to the scheduled start of the call. Live audio of the call will also be available via webcast at www.brookfieldofficeproperties.com. A replay of this call can be accessed through May 26, 2013 by dialing 888.203.1112, pass code 1364739. A replay of the webcast, as well as a podcast download, will be available at www.brookfieldofficeproperties.com for one year.

Supplemental Information

Investors, analysts and other interested parties can access Brookfield Office Properties’ Supplemental Information Package before the market open on April 26, 2013 at www.brookfieldofficeproperties.com under the Investors/Financial Reports section. This additional financial information should be read in conjunction with this press release.

Brookfield Office Properties Profile

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada, Australia and the United Kingdom. Its portfolio is comprised of interests in 109 properties totaling 66 million leasable square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, London, Sydney, Melbourne and Perth, making Brookfield the global leader in the ownership and management of office assets. Landmark properties include Brookfield Places in Manhattan, Toronto and Perth, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary and Darling Park in Sydney. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Media Inquiries: Melissa Coley, Vice President, Investor Relations and Communications

Tel: 212.417.7215; Email: melissa.coley@brookfield.com

Investor Inquiries: Matt Cherry, Director, Investor Relations and Communications

Tel: 212.417.7488; Email: matthew.cherry@brookfield.com

CONSOLIDATED BALANCE SHEETS

(US Millions, except per share amounts)	March 31, 2013	December 31, 2012

Assets
Investment properties
Commercial properties	$22,556	$22,442
Commercial developments	1,153	1,138
Equity accounted investments(1)	2,575	2,562
Receivables and other	715	734
Restricted cash and cash equivalents	94	103
Cash and cash equivalents	381	362
Assets held for sale	-	138
Total assets	$27,474	$27,479

Liabilities
Commercial property debt	$11,581	$11,448
Accounts payable and other liabilities	1,336	1,399
Deferred tax liabilities	777	732
Liabilities associated with assets held for sale	-	70
Capital securities	650	866
Total liabilities	14,344	14,515
Equity
Preferred equity	1,345	1,345
Common equity	10,246	10,086
Total shareholders’ equity	11,591	11,431
Non-controlling interests	1,539	1,533
Total equity	13,130	12,964
Total liabilities and equity	$27,474	$27,479
Common equity per share(2)	$20.08	$19.80
Common equity per share (pre-tax)(2)	$21.55	$21.19
(1)	Includes properties and entities held through joint ventures and associates
(2)	Non-IFRS measure. See definition under “Basis of Presentation”

CONSOLIDATED STATEMENTS OF INCOME

(US Millions)	Three Months Ended
	3/31/13	3/31/12
Commercial property revenue	$566	$508
Direct commercial property expense	217	196
Interest and other income	40	22
Interest expense
Commercial property debt	156	138
Capital securities	10	14
Administrative expense	42	40
Income (loss) from continuing operations before gains and other items, fair value gains, share of net earnings from equity accounted investments and income taxes	181	142
Fair value gains (losses), net	171	293
Share of net earnings from equity accounted investments(1)	21	47
Income (loss) from continuing operations before income taxes	373	482
Income taxes	63	80
Income (loss) from continuing operations	310	402
Income (loss) from discontinued operations	-	5
Net income (loss)	310	407
Non-controlling interests	35	55
Net income (loss) attributable to common shareholders	$275	$352

(1)	Includes valuation losses of $(3) million and gains of $22 million, respectively, for the three months ended March 31, 2013 and March 31, 2012, respectively

	Three Months Ended
	3/31/13	3/31/12
Earnings (loss) per share attributable to common shareholders - basic
Continuing operations	$0.51	$0.66
Discontinued operations	-	0.01
	$0.51	$0.67

	Three Months Ended
	3/31/13	3/31/12
Earnings (loss) per share attributable to common shareholders -diluted
Continuing operations	$0.48	$0.61
Discontinued operations	-	0.01
	$0.48	$0.62

Reconcilation to funds from operations

(US Millions, except per share amounts)	Three Months Ended
	3/31/13	3/31/12
Net income (loss) attributable to common shareholders	$275	$352
Add (deduct) non-cash and certain other items:
Fair value and other (gains) losses	(171)	(293)
Fair value adjustments in earnings from equity accounted investments	3	(22)
Non-controlling interests in above items	22	37
Income taxes	60	80
Funds from operations	$189	$154
Preferred share dividends	(20)	(17)
FFO attributable to common shareholders	$169	$137
Weighted average common shares outstanding – diluted	508.9	508.5
FFO per diluted share(1)	$0.33	$0.27
(1)	The calculation of FFO per diluted share includes potential common shares at March 31, 2013, and March 31, 2012, from the exercise of options as well as restricted stock but excludes the effects of settling our capital securities in common shares as we intend to redeem our capital securities for cash prior to conversion

TOTAL RETURN

(US Millions, except per share amounts)	Three Months Ended
	3/31/13	3/31/12
Funds from operations	$189	$154
Fair value gains, net of non-controlling interests	146	278
Preferred share dividends	(20)	(17)
Total return	$315	$415
Total return per diluted share(1)	$0.62	$0.82
(1)	The calculation of total return per diluted share includes potential common shares at March 31, 2013, and March 31, 2012, from the exercise of options as well as restricted stock but excludes the effects of settling our capital securities in common shares as we intend to redeem our capital securities for cash prior to conversion